BANK OF CHINA

2009 JAN -8 A 8:43

Our Ref: BOC/BS(2009)002(CY)

5 January 2009 BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

09045067

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Ms. Sophie Huang at (8610) 6659 2637 or our Mr. Patrick Zhang at (8610) 6659 2636.

Yours faithfully,
For and on behalf of
Bank of China Limited

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yeung Cheung Ying
Company Secretary

Encl.

List of Documents Furnished

1. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 November 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited
2. Subordinated Credit Facility between Bank of China and Bank of China (Hong Kong)

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Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交编號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	09/12/2008	10:12:19	Submitted By 呈交者	03988P07
Date/Time Approved 批准日期/時間	09/12/2008	10:12:20	Approved By 審批者	03988P06
Submission No. 呈交编號	EBIS-081201-00242		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別（第一層）	Unvetted		Tier 2 Headline 標題分項（第二層）	Monthly Return I
Contact Person 聯絡人	Ms. Lei ZHAO			
Contact No. 聯絡電話	8610 6659 4554			

For the month ended：截至月份： 30/11/2008

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號 / 姓名		
Contact Person		

聯絡人 Ms. Lei ZHAO

Contact Telephone No. 聯絡電話 8610 6659 4554

Date submitted 呈交日期 09/12/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號: 3988

Description : 說明 : H shares

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加 / (減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日 / 月 / 年)			
Balance at close of the month			

本月底結存	76,020,251,269	RMB 1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號:

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB 1.00	177,818,910,740
Increase/(Decrease) 增加 / (減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日 / 月 / 年)			
Balance at close of the month 本月底結存	177,818,910,740	RMB 1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加 / (減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日 / 月 / 年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :

Description : 說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加 / (減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日 / 月 / 年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額

RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month 本月增加 / (減少)				
Balance at close of the month				

本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日 / 月 / 年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	( ) Stock Code 股份代號 Subscription Price	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference

認購價 HKD

優先股
○ Other Class 其他類別

2. HKD

( )
Stock Code 股份代號
Subscription Price 認購價 HKD

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

3. HKD

( )
Stock Code 股份代號
Subscription Price 認購價 HKD

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

4. HKD

( )
Stock Code 股份代號
Subscription Price 認購價 HKD

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目

1. HKD

Stock Code
股份代號

Conversion Price HKD
換股價

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

2. HKD

Stock Code
股份代號

Conversion Price HKD
換股價

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

3. HKD

Stock Code
股份代號

Conversion Price HKD
換股價

◉ Ordinary (1)
普通股 (1)
○ Ordinary (2)
普通股 (2)
○ Preference
優先股
○ Other Class
其他類別

Other Issues of Shares
其他股份發行

	Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)	◉ Ordinary (1) 普通股 (1)

◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

2. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

3. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

4. Please Select One | At Price : 價格 : HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

5. **Bonus Issue 紅股發行** | Issue and allotment Date : (dd/mm/yyyy)

◉ Ordinary (1)

發行及配發日期：
（日 / 月 / 年）

普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

6. **Repurchase of share 購回股份**

Cancellation Date: (dd/mm/yyyy)
註銷日期：
（日 / 月 / 年）

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

7. **Redemption of share 贖回股份**

Redemption Date: (dd/mm/yyyy)
贖回日期：
（日 / 月 / 年）

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

8. **Other 其他**

At Price : 價格 : HKD

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：
（日 / 月 / 年）

◉ Ordinary (1) 普通股 (1)
◯ Ordinary (2) 普通股 (2)
◯ Preference 優先股
◯ Other Class 其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Yeung Cheung Ying
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Announcement(H Share)

SUBORDINATED CREDIT FACILITY BETWEEN BANK OF CHINA LIMITED AND BANK OF CHINA (HONG KONG)

2008-12-12

The Bank and Bank of China (Hong Kong) Limited ("BOCHK"), the principal operating subsidiary of BOC Hong Kong (Holdings) Limited, have approved in principle the main terms of a subordinated credit facility agreement pursuant to which the Bank will extend a US$2,500,000,000 subordinated credit facility to BOCHK (the "Subordinated Loan").

The Subordinated Loan will be for a term of 10 years and is expected to be drawn down on or before 23 December 2008. BOCHK may elect to repay, subject to regulatory approval, the Subordinated Loan at any time on or after five years and one day of the date of drawdown. Interest on the Subordinated Loan shall be payable every six months at 2.00% + LIBOR for the initial period of 5 years from the date of the drawdown and, if not repaid, at 2.50% + LIBOR for the remaining period. The Bank and BOCHK expect to enter into the subordinated credit facility agreement on or about 16 December 2008.

The Subordinated Loan will constitute a connected transaction for the Bank under Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Subordinated Loan will be provided in the ordinary and usual course of the Bank' s business and on normal commercial terms. The terms of the Subordinated Loan were negotiated on an arm' s length basis between the two parties, and are in the interests of the Bank and its shareholders taken as a whole.

All liabilities of BOCHK under the Subordinated Loan will rank pari passu with all liabilities of BOCHK accruing under the agreement in respect of a subordinated

credit facility of 660,000,000 between the Bank and BOCHK dated 25 June 2008.

The Subordinated Loan will qualify as Tier 2 Capital of BOCHK pursuant to the regulatory
requirements of the Hong Kong Monetary Authority and will improve the capital structure of BOCHK.

The Subordinated Loan allows the Bank to take advantage of its capital to strengthen BOCHK' s capital base, providing BOCHK with greater flexibility to meet its business development needs and to weather the economic uncertainties arising from the global financial turmoil.

By Order of the Board

YEUNG Cheung Ying

Company Secretary

Hong Kong, 12 December 2008

- Announcement re Subordinated Credit Facility Between Bank of China Limited and Bank of China (Hong Kong) Limited.pdf

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Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1 Announcement dated 12 December 2008 on Board Resolution in relation to reappointment of external auditors and annual auditing fee for 2009.

END